File No. 70-9577

                          SECURITIES AND EXCHANGE COMMISSION
                                   450 FIFTH STREET
                               WASHINGTON, D.C. 20549

                      ------------------------------------------
                     AMENDMENT NO. 7 (POST-EFFECTIVE AMENDMENT NO. 5)
                                         TO
                         FORM U-1 APPLICATION-DECLARATION
                                        UNDER
                      THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                  --------------------------------------------

                                     Cinergy Corp.
                              Cinergy Global Resources, Inc.
                              Cinergy Capital & Trading, Inc.
                                   139 East Fourth Street
                                   Cincinnati, Ohio 45202

                         (Name of companies filing this statement
                          and address of principal executive offices)

                                     Cinergy Corp.
                          (Name of top registered holding company)

                                      Wendy L. Aumiller
                                     Acting Treasurer
                                       Cinergy Corp
                                       (address above)

                          (Name and address of agent for service)

                              Please direct communications to:

                                George Dwight II/ Senior Counsel
                                       Cinergy Corp.
                                     (address above)
                                    513-287-2643 (ph)
                                    513-287-3810 (f)
                                    gdwight@cinergy.com

William C. Weeden                                    William T. Baker, Jr.
Skadden Arps Slate Meagher & Flom                    Thelen Reid & Priest LLP
1400 New York Avenue, N.W.                           40 West 57th Street
Washington, D.C.  20005                              New York, New York  10019
202-371-7877 (ph)                                    212-603-2106 (ph)
202-371-7012 (f)                                     212-603-2001 (f)
wweeden@skadden.com                                  wbaker@thelenreid.com
                                                     ---------------------


Item 1.  Description of Proposed Transactions

         A.       Background:  Original Application; Prior Orders

         In November 1999, Cinergy Corp. ("Cinergy"), a Delaware corporation and registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"), and certain of its subsidiaries, filed the initial application-declaration in this file (such document, including the amendments thereto filed prior to the Commission's most recent order herein dated May 18, 2001, the "Original Application"), which proposed comprehensive new financing authority for Cinergy, including with respect to investments in "exempt wholesale generators" as defined in Section 32 of the Act ("EWGs") and "foreign utility companies" as defined in Section 33 of the Act ("FUCOs" and together with EWGs, "EWG/FUCO Projects"), intended to supersede authority granted under various prior orders. Specifically, over a five-year period, subject to the terms and conditions specified in the Original Application, Cinergy proposed the following transactions:

         1. New Financing Authority. Cinergy requested authority (i) to increase its total capitalization (excluding retained earnings and accumulated other comprehensive income) by $7,000,000,000, through the issuance and/or sale of any combination of debt or equity securities, whether directly or through one or more special-purpose subsidiaries, and (ii) to increase the level of its guarantees outstanding at any time to $2,000,000,000. Under the new financing authority, Cinergy proposed to apply proceeds to, among other purposes, investments in EWG/FUCO Projects, as follows.

         2. EWG/FUCO Projects Limit. Cinergy's "aggregate investment" in EWG/FUCO Projects (as defined in Rule 53(a) under the Act) would not exceed the sum of (i) an amount equal to 100% of Cinergy's "consolidated retained earnings" (as defined in Rule 53(a) under the Act) plus (ii) $2,000,000,000, excluding any investments subject to the Restructuring Limit, defined below ("EWG/FUCO Projects Limit").

         3. Restructuring Limit. With respect solely to the transfer of Cinergy's utility subsidiaries' generating assets to one or more EWG affiliates ("Restructuring Subsidiaries"), Cinergy's aggregate investment in Restructuring Subsidiaries would not exceed an amount based on the net book value of the generating assets at the time of transfer ("Restructuring Limit"). The net book value of Cinergy's utility subsidiaries' generating assets at December 31, 1999 was approximately $2.9 billion.

         By order dated June 23, 2000 in this file (HCAR No. 27190) ("June 2000 Order"), the Commission authorized Cinergy, from time to time through June 23, 2005 ("Five-Year Period"), to use proceeds of securities issued under the authority granted in that order for an aggregate investment in EWG/FUCO Projects equal to Cinergy's aggregate investment at June 23, 2000 plus $1 billion ("June 2000 Investment Limitation"). Cinergy's aggregate investment at June 23, 2000 was $731 million and accordingly the June 2000 Investment Limitation was $1.731 billion. In the June 2000 Order, the Commission reserved jurisdiction over (1) any increase in Cinergy's aggregate investment in an aggregate amount greater than the June 2000 Investment Limitation and (2) any increase in Cinergy's total capitalization (excluding retained earnings and accumulated other comprehensive income) by an aggregate amount greater than the $5 billion authorized in that order.

         By order dated May 18, 2001 in this file (HCAR No. 27140) ("May 2001 Order" and together with the June 2000 Order, "Prior Orders"), the Commission granted Cinergy increased authority to invest in EWG/FUCO Projects, superseding the June 2000 Investment Limitation. In particular, subject to the terms and conditions specified in the June 2000 Order, the Commission authorized Cinergy over the Five-Year Period to use financing proceeds for additional investments in EWG/FUCO Projects, provided that Cinergy's aggregate investment did not exceed the EWG/FUCO Projects Limit (i.e., a sum equal to 100% of consolidated retained earnings plus $2 billion). Pending completion of the record, the Commission continued to reserve jurisdiction over: (1) any increase in Cinergy's total capitalization (excluding retained earnings and accumulated other comprehensive income) by an aggregate amount greater than $5 billion, and (2) any use of financing proceeds for transactions subject to the Restructuring Limit.

     B. Request for Further Supplemental Order; Continued Reservation of Jurisdiction

         Cinergy now requests that the Commission issue a further supplemental order in this proceeding at the earliest practicable date, as set forth below.

         Cinergy proposes that the Commission continue to reserve jurisdiction over (1) any increase in Cinergy's total capitalization (excluding retained earnings and accumulated other comprehensive income) by an aggregate amount greater than $5,000,000,000 and (2) any increase in Cinergy's aggregate investment from the use of financing proceeds in respect of any potential restructuring transaction involving electric generating facilities of any Cinergy utility subsidiary, other than The Cincinnati Gas & Electric Company.

                  1.       CG&E Restructuring Transaction

         Regarding the jurisdiction reserved over any use of financing proceeds for transactions subject to the Restructuring Limit, Cinergy requests a partial release thereof in light of the pending transfer ("CG&E Restructuring Transaction") of the entirety of the electric generating facilities of Cinergy's Ohio utility subsidiary, The Cincinnati Gas & Electric Company ("CG&E"), to its affiliate, Cinergy Power Investments, Inc. ("CPI"), a presently inactive Ohio corporation and a "Restructuring Subsidiary" within the meaning of the Prior Orders.

         Specifically, subject to all applicable terms and conditions specified in the Original Application and the Prior Orders, Cinergy requests that the Commission release jurisdiction over any use by Cinergy of proceeds of financing transactions authorized by the Commission in the Prior Orders, such that, over the Five-Year Period, pursuant to the Restructuring Limit, Cinergy may make an aggregate investment in CPI up to a maximum amount based on the net book value of the CG&E electric generating facilities transferred to CPI. At September 30, 2001, CG&E's electric generating facilities had a net book value of approximately $1,801 million.

         In late October 2001, CPI applied to the Federal Energy Regulatory Commission ("FERC") for EWG status (see EG02-13-000), including as exhibits thereto copies of orders of the Ohio, Indiana and Kentucky public utility commissions, the state commissions having jurisdiction over the retail rates and charges of Cinergy's utility subsidiaries, making the determinations contemplated by Section 32(c) of the Act. (See the exhibits filed herewith.) At the same time, CPI, CG&E and various other Cinergy subsidiaries filed applications with FERC under Sections 203 and 205 of the Federal Power Act seeking approval of the CG&E Restructuring Transaction and related transactions (see, e.g., EC02-15-000 (203 application)).

         Currently, CPI is a direct, wholly-owned subsidiary of CG&E. Upon receipt of FERC authorization and all other necessary approvals and third-party consents (expected no later than by March 2002), CG&E will contribute its electric generating facilities and related plant-specific assets and liabilities to CPI. CG&E will then distribute CPI to Cinergy in exchange for shares of CG&E common stock with an equivalent aggregate value held by Cinergy, and Cinergy will thereupon contribute CPI to an intermediate nonutility holding company, Cinergy Wholesale Energy, Inc.1 Cinergy will not make any direct or indirect investment in CPI in connection with the consummation of the CG&E Restructuring Transaction.

         As described in the Original Application, the CG&E Restructuring Transaction is being carried out pursuant to Ohio's customer choice and electric industry restructuring statute, which went into effect on January 1, 2001,2 and the order of the Ohio commission dated August 31, 2000 approving CG&E's transition plan settlement. An integral component of that settlement was CG&E's commitment to transfer its electric generating facilities to an EWG affiliate.3

2.       Financing Authority Clarification

         Cinergy also requests clarification of one of the terms of the general financing authority of the Prior Orders.

         Specifically, the June 2000 Order granted Cinergy authority over the Five-Year Period, subject to the restrictions set forth therein, to issue and sell, among other things, common stock and securities linked to common stock, including "stock purchase contracts" and "stock purchase units." The June 2000 Order did not specifically mention warrants and options as securities linked to common stock. As part of the supplemental order proposed herein, Cinergy requests Commission clarification that, pursuant to the June 2000 Order, subject to the terms and conditions thereof, Cinergy may issue warrants and options to acquire shares of its common stock, as subsumed within securities linked to common stock.

Item 2.  Fees, Commissions and Expenses

         Cinergy estimates total fees and expenses in connection with the preparation and filing of this amendment of not more than $15,000, consisting chiefly of outside counsel fees and expenses.

Item 3.  Applicable Statutory Provisions

         Sections 6(a), 7, 9(a), 10, 32 and 33 of the Act and Rule 53 are or may be applicable to the proposed transactions.

Item 4.  Regulatory Approval

         The FERC, as well as the Ohio, Indiana and Kentucky public utility commissions, have jurisdiction over the proposed transactions in regard to CPI's status as an EWG. CPI has filed for EWG status with FERC and each of such state commissions has issued orders in respect thereto.

         Subject to the preceding paragraph, the proposed transactions are not subject to the jurisdiction of any state or federal commission, other than this Commission.

Item 5.  Procedure

         Applicants request that the Commission issue an order as soon as practicable granting and permitting this amended Application-Declaration to become effective.

         Applicants waive a recommended decision by a hearing officer or other responsible officer of the Commission; consent that the Staff of the Division of Investment Management may assist in the preparation of the Commission's order; and request that there be no waiting period between the issuance of the Commission's order and its effectiveness.

         Applicants do not believe any requirement for publication of a notice is applicable to the proposed transactions, given that the proposed transactions are limited to a request for release of jurisdiction and a minor clarification in regard to authority previously granted to Cinergy.

Item 6.  Exhibits

D-1(a)            EWG Application filed by CPI (FERC Docket No. EG02-13-000)

D-1(b)            FERC Order certifying CPI as an EWG (to be filed by amendment)

D-2 Order of the Indiana Utility Regulatory Commission dated October 3, 2001 in Cause No.42072

D-3(a) Order of the Kentucky Public Service Commission dated June 1, 2001 in Case No. 2001-058

D-3(b) Order of the Kentucky Public Service Commission dated May 11, 2001 in Case No. 2001-058

D-3 Order of the Public Utilities Commission of Ohio dated August 31, 2000 in Case Nos.99-1658-EL-ETP et seq.





                                                      SIGNATURE


         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this amendment to this application-declaration on Form U-1 to be signed on its behalf by the officer indicated below.

         Dated:  December 14, 2001

                                            CINERGY CORP.

                            By: /s/Wendy L. Aumiller
                                Acting Treasurer

                                            CINERGY GLOBAL RESOURCES, INC.

                            By: /s/Wendy L. Aumiller
                                Acting Treasurer

                                            CINERGY CAPITAL & TRADING, INC.

                           By:  /s/ Wendy L. Aumiller
                                Acting Treasurer


--------
1 To the extent these transactions are not exempt from Commission jurisdiction pursuant to Section 32(c)(B), authority therefor has been granted in HCAR No. 27393 (May 4, 2001) (adjustments to capitalization of wholly-owned subsidiaries of Cinergy, including via share exchange transactions) and HCAR No. 26984 (March 1, 1999)(creation of intermediate nonutility holding companies).

2 See Ohio Rev. Code Ann.ss.ss.4928.01et seq. (1999).

3 The Ohio commission's order is filed as an exhibit to this amended application.